UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

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Grupo Aeroportuario del Pacifico Reports in February 2022 a Passenger Traffic Increase of 7.1% Compared to 2019 (Increase of 93.6% Compared to 2021)

GUADALAJARA, Mexico, March 04, 2022 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for the month of February 2022, which includes comparisons with the 2019 and 2021 figures to facilitate the reading and understanding of the passenger traffic trend.

For February 2022, the total number of terminal passengers at GAP’s 12 Mexican airports increased by 9.7%, compared to the same period of 2019. Tijuana and Los Cabos airports presented an increase in passenger traffic of 42.9% and 13.7%, respectively, while the Guadalajara, Puerto Vallarta and Guanajuato airports presented a decrease of 0.3%, 5.1% and 10.2%, respectively.

Passenger traffic 2022 compared to 2019 figures

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	Feb-19	Feb-22	% Change	Jan-Feb 19	Jan -Feb 22	% Change
Guadalajara	734.9	735.3	0.1%	1,538.1	1,472.8	(4.2%)
Tijuana*	409.8	562.5	37.3%	865.1	1,155.3	33.5%
Los Cabos	119.2	157.0	31.7%	253.7	327.5	29.1%
Puerto Vallarta	103.1	144.8	40.4%	225.5	306.9	36.1%
Montego Bay	0.6	0.0	(100.0%)	1.2	0.0	(100.0%)
Guanajuato	134.9	114.8	(14.9%)	298.2	243.2	(18.4%)
Hermosillo	114.7	110.2	(3.9%)	240.9	232.7	(3.4%)
Mexicali	77.4	88.7	14.6%	169.7	188.2	10.9%
Morelia	33.2	46.6	40.4%	71.8	98.0	36.4%
Kingston	0.0	0.0	N/A	0.0	0.1	N/A
La Paz	63.1	72.3	14.6%	135.2	147.0	8.7%
Aguascalientes	43.1	46.3	7.3%	89.9	96.6	7.4%
Los Mochis	25.6	29.7	15.9%	53.9	60.6	12.5%
Manzanillo	7.2	7.8	7.7%	16.1	15.6	(3.3%)
Total	1,866.7	2,115.9	13.4%	3,959.4	4,344.6	9.7%

International Terminal Passengers – 14 airports (in thousands):
Airport	Feb-19	Feb-22	% Change	Jan-Feb 19	Jan -Feb 22	% Change
Guadalajara	279.7	276.4	(1.2%)	661.8	638.1	(3.6%)
Tijuana*	175.7	274.4	56.1%	435.1	603.0	38.6%
Los Cabos	319.8	342.2	7.0%	645.5	660.9	2.4%
Puerto Vallarta	388.1	321.3	(17.2%)	797.2	628.0	(21.2%)
Montego Bay	405.9	274.7	(32.3%)	845.0	542.3	(35.8%)
Guanajuato	48.2	49.6	2.8%	114.3	117.3	2.7%
Hermosillo	5.2	5.5	5.5%	11.8	12.2	3.2%
Mexicali	0.4	0.4	(16.6%)	0.9	0.7	(24.7%)
Morelia	29.6	34.7	17.0%	67.2	79.0	17.6%
Kingston	0.0	77.4	N/A	0.0	168.9	N/A
La Paz	1.0	2.3	137.5%	2.0	4.7	132.6%
Aguascalientes	12.7	13.7	7.2%	30.4	32.5	6.8%
Los Mochis	0.5	0.5	1.3%	1.2	1.1	(4.2%)
Manzanillo	12.3	8.2	(33.4%)	23.6	17.0	(28.2%)
Total	1,679.2	1,681.1	0.1%	3,635.8	3,505.7	(3.6%)
*Passengers in Tijuana who use CBX in both directions are classified as international.

Total Terminal Passengers – 14 airports (in thousands):
Airport	Feb-19	Feb-22	% Change	Jan-Feb 19	Jan -Feb 22	% Change
Guadalajara	1,014.6	1,011.7	(0.3%)	2,199.9	2,110.9	(4.0%)
Tijuana*	585.6	836.9	42.9%	1,300.2	1,758.3	35.2%
Los Cabos	439.0	499.2	13.7%	899.2	988.4	9.9%
Puerto Vallarta	491.2	466.0	(5.1%)	1,022.7	935.0	(8.6%)
Montego Bay	406.4	274.7	(32.4%)	846.3	542.3	(35.9%)
Guanajuato	183.1	164.3	(10.2%)	412.5	360.6	(12.6%)
Hermosillo	119.9	115.7	(3.5%)	252.7	244.9	(3.1%)
Mexicali	77.8	89.1	14.5%	170.6	188.9	10.7%
Morelia	62.8	81.2	29.3%	139.0	177.0	27.3%
Kingston	0.0	77.5	N/A	0.0	169.0	N/A
La Paz	64.0	74.6	16.5%	137.2	151.7	10.5%
Aguascalientes	55.8	59.9	7.3%	120.3	129.0	7.3%
Los Mochis	26.1	30.1	15.6%	55.0	61.7	12.1%
Manzanillo	19.5	16.0	(18.1%)	39.7	32.5	(18.1%)
Total	3,545.9	3,797.0	7.1%	7,595.2	7,850.2	3.4%
*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX Users (in thousands):
Airport	Feb-19	Feb-22	% Change	Jan-Feb 19	Jan -Feb 22	% Change
Tijuana	172.4	272.7	58.1%	427.9	599.7	40.1%

The Company took control of the Kingston airport on October 10, 2019, therefore there are no comparative figures from January 1st to October 9, 2019.

Passenger traffic 2022 compared to 2021 figures

Domestic Terminal Passengers – 14 airports (in thousands):
Airport	Feb-21	Feb-22	% Change	Jan-Feb 21	Jan -Feb 22	% Change
Guadalajara	435.3	735.3	68.9%	962.0	1,472.8	53.1%
Tijuana*	406.3	562.5	38.5%	874.8	1,155.3	32.1%
Los Cabos	102.9	157.0	52.6%	224.5	327.5	45.9%
Puerto Vallarta	79.1	144.8	83.0%	174.7	306.9	75.7%
Montego Bay	0.0	0.0	N/A	0.0	0.0	N/A
Guanajuato	76.6	114.8	49.8%	176.1	243.2	38.1%
Hermosillo	69.5	110.2	58.6%	149.6	232.7	55.6%
Mexicali	53.5	88.7	65.9%	122.2	188.2	54.1%
Morelia	28.9	46.6	61.2%	70.1	98.0	39.7%
Kingston	0.0	0.0	130.8%	0.1	0.1	34.8%
La Paz	46.6	72.3	55.3%	104.3	147.0	40.9%
Aguascalientes	27.4	46.3	69.1%	62.1	96.6	55.6%
Los Mochis	18.7	29.7	58.5%	43.6	60.6	39.0%
Manzanillo	4.7	7.8	66.5%	10.4	15.6	49.1%
Total	1,349.4	2,115.9	56.8%	2,974.4	4,344.6	46.1%

International Terminal Passengers – 14 airports (in thousands):
Airport	Feb-21	Feb-22	% Change	Jan-Feb 21	Jan -Feb 22	% Change
Guadalajara	137.0	276.4	101.7%	399.5	638.1	59.7%
Tijuana*	103.5	274.4	165.1%	257.5	603.0	134.2%
Los Cabos	130.4	342.2	162.3%	302.5	660.9	118.5%
Puerto Vallarta	81.8	321.3	292.7%	205.7	628.0	205.3%
Montego Bay	75.6	274.7	263.3%	175.3	542.3	209.3%
Guanajuato	18.3	49.6	171.2%	57.6	117.3	103.7%
Hermosillo	5.4	5.5	0.8%	12.4	12.2	(1.9%)
Mexicali	0.2	0.4	89.9%	0.4	0.7	68.0%
Morelia	18.9	34.7	83.9%	53.3	79.0	48.3%
Kingston	30.0	77.4	157.8%	78.7	168.9	114.6%
La Paz	0.9	2.3	160.4%	2.2	4.7	113.9%
Aguascalientes	6.9	13.7	98.6%	22.8	32.5	42.1%
Los Mochis	0.4	0.5	12.7%	1.0	1.1	12.4%
Manzanillo	2.3	8.2	262.7%	5.6	17.0	200.9%
Total	611.6	1,681.1	174.9%	1,574.5	3,505.7	122.6%
*Passengers in Tijuana who use CBX in both directions are classified as international.

Total Terminal Passengers – 14 airports (in thousands):
Airport	Feb-21	Feb-22	% Change	Jan-Feb 21	Jan -Feb 22	% Change
Guadalajara	572.3	1,011.7	76.8%	1,361.5	2,110.9	55.0%
Tijuana*	509.8	836.9	64.2%	1,132.3	1,758.3	55.3%
Los Cabos	233.3	499.2	113.9%	527.0	988.4	87.6%
Puerto Vallarta	160.9	466.0	189.6%	380.4	935.0	145.8%
Montego Bay	75.6	274.7	263.3%	175.3	542.3	209.3%
Guanajuato	94.9	164.3	73.2%	233.7	360.6	54.3%
Hermosillo	74.9	115.7	54.4%	162.0	244.9	51.2%
Mexicali	53.7	89.1	66.0%	122.6	188.9	54.1%
Morelia	47.7	81.2	70.2%	123.4	177.0	43.4%
Kingston	30.1	77.5	157.8%	78.8	169.0	114.6%
La Paz	47.5	74.6	57.3%	106.5	151.7	42.4%
Aguascalientes	34.2	59.9	75.0%	84.9	129.0	52.0%
Los Mochis	19.1	30.1	57.5%	44.5	61.7	38.4%
Manzanillo	6.9	16.0	130.3%	16.1	32.5	102.3%
Total	1,961.0	3,797.0	93.6%	4,549.0	7,850.2	72.6%
*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX Users (in thousands):
Airport	Feb-21	Feb-22	% Change	Jan-Feb 21	Jan -Feb 22	% Change
Tijuana	102.5	272.7	166.2%	255.2	599.7	135.0%

Highlights for the period:

  Seats and load factors: The number of seats available during February 2022 increased by 32.1% compared to February 2021; load factors for the month went from 48.3% in February 2021 to 73.1% in February 2022.

  New routes:

    Puerto Vallarta –New York: JetBlue

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that June involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts: Saúl Villarreal, Chief Financial Officer Alejandra Soto, IRO and Corporate Finance Director Gisela Murillo, Investor Relations	svillarreal@aeropuertosgap.com.mx asoto@aeropuertosgap.com.mx gmurillo@aeropuertosgap.com.mx / +52-33-3880-1100 ext.20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: March 4, 2022	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer